June 29, 2007	32367.00033

VIA EDGAR AND BY COURIER

Mr. Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	FairPoint Communications, Inc. Registration Statement on Form S-4 (File No. 333-141825)

Ladies and Gentlemen:

        On behalf of FairPoint Communications, Inc., a Delaware corporation (the "Registrant"), we are submitting three copies of Amendment No. 3 to the Registrant's Registration Statement (the "Registration Statement") on Form S-4 (File No. 333-141825) relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of up to 54,185,794 shares of common stock, par value $.01 per share (the "Common Stock"), to be issued by the Registrant in connection with the Registrant's merger with Northern New England Spinco Inc. All three copies of Amendment No. 3 to the Registration Statement ("Amendment No. 3") have been marked to show changes from Amendment No. 2 to the Registration Statement as filed with the Securities and Exchange Commission (the "Commission") on June 11, 2007. Amendment No. 3 was transmitted for filing with the Commission via EDGAR on the date hereof.

        The Registrant's responses to the Staff's comments conveyed in its comment letter, dated June 20, 2007, were set forth in a letter transmitted for filing with the Commission via EDGAR on June 25, 2007.

        If you have any questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6932.

Sincerely,

/s/ Jeffrey J. Pellegrino

Jeffrey J. Pellegrino
of Paul, Hastings, Janofsky & Walker LLP

cc:	Derek B. Swanson
Robert Littlepage
Kenya Wright Gumbs
Shirley J. Linn, Esq., Executive Vice President and General Counsel, FairPoint Communications, Inc.
Steven J. Slutzky, Esq., Debevoise & Plimpton LLP

Enclosures